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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1)
                             ---------------------

                                 SYSTEMIX, INC.
                           (Name of Subject Company)

                                 SYSTEMIX, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  871872 10 7
                     (CUSIP Number of Class of Securities)

                         ------------------------------

                                IRIS BREST, ESQ.
                                GENERAL COUNSEL
                                 SYSTEMIX, INC.
                               3155 PORTER DRIVE
                          PALO ALTO, CALIFORNIA 94303
                                 (415) 856-4901
            (Name, address and telephone number of person authorized
                to receive notices and communications on behalf
                       of the person(s) filing statement)

                         ------------------------------

                                WITH A COPY TO:

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
           MORRIS J. KRAMER, ESQ.                          JEFFRY HOFFMAN, ESQ.
  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP       SHEREFF, FRIEDMAN, HOFFMAN & GOODMAN LLP
              919 THIRD AVENUE                               919 THIRD AVENUE
          NEW YORK, NEW YORK 10022                       NEW YORK, NEW YORK 10022
               (212) 735-3000                                 (212) 891-9260
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     This Amendment No. 1 to the Solicitation/Recommendation Statement on
Schedule 14D-9 filed by SyStemix, Inc. (the "Company"), a Delaware corporation,
 (this "Amendment") relates to the offer by Novartis Biotech Holding Corp., a
Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of
Novartis, Inc., a company organized under the laws of Switzerland ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share
(the "Common Stock"), of the Company (the "Shares"), at a price of $19.50 per
Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated January 17, 1997 and in the related Letter of Transmittal.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Item 8 is hereby amended to add the following:

          The Company and the other defendants have entered into a Memorandum of Understanding, dated January 28, 1997 (the "Memorandum of Understanding") with the plaintiffs to settle the consolidated action captioned In Re SyStemix, Inc. Shareholder Litigation, Consolidated C.A. 15014. If this agreement is accepted and approved by the Delaware Chancery Court, the case would be dismissed with prejudice. As a part of such a settlement and dismissal, the Company and the other defendants would not object to a court award of attorneys' fees and expenses to counsel for plaintiffs of $385,000 or less.

     The above summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Memorandum of Understanding, which is attached as Exhibit 29 hereto and which is hereby incorporated herein by reference.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 29  Memorandum of Understanding, dated January 28, 1997



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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 30, 1997

                                                   /s/ John J. Schwartz

                                          --------------------------------------

                                                 John J. Schwartz, Ph.D.
                                          President and Chief Executive Officer



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                                 EXHIBIT INDEX

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EXHIBIT                                                                                                        PAGE
NUMBER                                           DOCUMENT DESCRIPTION                                         NUMBER
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

Exhibit 29    --Memorandum of Understanding, dated January 28, 1997



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